Exhibit 99.1

Ballard Signs $3M Contract for Development of Fuel Cell Module to Power Trams in China

VANCOUVER, Canada and BEIJING, China, Nov. 1, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed a definitive agreement with Tangshan Railway Vehicle Company, Limited (TRC) for development of a new fuel cell module that will be designed to meet the requirements of tram or Modern Ground Rail Transit Equipment applications. The value of this work to Ballard is approximately $3 million and represents the next step toward a commercial product, following the June 2015 signing and announcement of a framework agreement between the Companies.

Randy MacEwen, Ballard's President and CEO said, "The growing need for mass transit solutions in China, together with acknowledgement of the severe air quality issues, certainly makes fuel cell-powered trams an intriguing market opportunity. And Ballard is well positioned to address this opportunity, given our ongoing work with TRC."

This agreement contemplates that TRC trams will use next-generation Ballard fuel cell power modules designed specifically for the Modern Ground Rail Transit Equipment application, with a goal of powering the initial prototype by 2016. The purpose-designed product is expected to deliver at least 200 kilowatts of power and have a lifetime of at least 20,000 operating hours.

A representative of TRC said, "The selection of Ballard Power Systems as our cooperation partner was based on their demonstrated leadership in fuel cell technology and their extensive field experience. Addressing the market need for clean energy trams is something we are keen to accomplish, given the history of innovation at TRC and at Ballard. Based on the beginning of good cooperation, TRC is interested in further cooperation with Ballard."

The agreement was finalized during a British Columbia trade mission to China, led by Premier Christy Clark.

"As countries look for solutions to address climate change, British Columbia's world-class clean technology industry is making a real difference," Premier Christy Clark said. "The agreement between Tangshan Railway Vehicle Company and Ballard Power Systems is a prime example of a market-leading B.C. firm addressing a real commercial challenge with groundbreaking solutions. That's why B.C.'s clean tech sector continues to attract new investment and create jobs that British Columbians depend on."

TRC was established in 1881 as China's first manufacturer of locomotives and rolling stock. In the Company's many years of operation it has delivered a number of important "firsts" in China, including the first: locomotive; passenger train; freight wagon; inspection train; titling train; and 70% low-floor light rail train. In January 2011, TRC also recorded the world's fastest railway test speed of 487.3 kilometers per hour (302 miles per hour).

In aggregate, TRC has manufactured more than 10,000 trains throughout its long history. Headquartered in Tangshan, Hebei province of China, today TRC offers a range of electric train cars and magnetic levitation products as well as technologies for electric multiple unit (EMU) system integration and network controls.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development activities and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 01:00e 02-NOV-15